Exhibit 12.6
Central Illinois Light Company
Computation of Ratios of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2002	2003	2004	2005	2006
Net income from continuing operations	$50,128	$44,883	$32,384	$25,296	$47,012
Less- Change in accounting principle	—	24,080	—	(2,497)	—
Add- Taxes based on income	26,472	11,905	5,450	16,357	9,966

Net income before income taxes and change in accounting principle	76,600	32,708	37,834	44,150	56,978

Add- fixed charges:
Interest on long term debt	27,196	16,358	15,179	13,918	18,044
Estimated interest cost within rental expense	1,619	1,468	395	390	289
Amortization of net debt premium, discount, and expenses	544	708	611	473	705

Total fixed charges	29,359	18,534	16,185	14,781	19,038

Earnings available for fixed charges	105,959	51,242	54,019	58,931	76,016

Ratio of earnings to fixed charges	3.60	2.76	3.33	3.98	3.99

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	2,159	2,127	2,062	1,998	1,933
Adjustment to pre-tax basis	1,140	1,217	346	1,293	410

	3,299	3,344	2,408	3,291	2,343

Combined fixed charges and preferred stock dividend requirements	$32,658	$21,878	$18,593	$18,072	$21,381

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.24	2.34	2.90	3.26	3.55